SEC

19005710

SEC Mail Processing Section FEB 26 2019 Washington DC 410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresters Equity Services,Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd Suite A 202
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Malechuk 858 550 4844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait,Weller, & Baker Two Liberty Place,
(Name – *if individual, state last, first, middle name*)

50 South 16th Ste 2900	Philadelphia	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Laura Malechuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services,Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 26 2019

Washington, DC

ELIZABETH TORRES
Notary Public - California
San Diego County
Commission # 2267156
My Comm. Expires Dec 14, 2022

Laura Malechuk
Signature

Vice President
Title

Elizabeth Torres
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Diego

Subscribed and sworn to (or affirmed) before me on this 14 day of Feb, 2019 by Laura Malechuk

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Elizabeth Torres
(Signature of Notary)

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

TABLE OF CONTENTS

TAIT WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Foresters Equity Services, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2018 and 2017, the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Foresters Equity Services, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Foresters Equity Services, Inc.'s management. Our responsibility is to express an opinion on Foresters Equity Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Foresters Equity Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the auditor of Foresters Equity Services, Inc. since 2014.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of Foresters Equity Services, Inc.'s financial statements. The supplemental information is the responsibility of Foresters Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 11, 2019

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Financial Condition

December 31, 2018 and 2017

ASSETS

	2018	2017
Cash	4,181,660	4,774,721
Money market funds	377,950	374,433
Deposits with clearing organizations	50,258	50,157
Cash and cash equivalents	4,609,868	5,199,311
Commissions receivable	35,876	456,227
Due from related parties	-	-
Fixed assets, net	0	3,962
Deferred tax assets	0	105,630
Other assets	24,190	59,508
	$4,669,934	$5,824,638

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
Liabilities		
Accounts payable and accrued expenses	111,013	949,148
Due to related parties	875,875	22,374
Contingent liability (Note 3)	-	-
Total liabilities	986,888	971,522
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	5,038,575	5,038,575
Accumulated deficit	(2,155,529)	(985,459)
Total stockholder's equity	3,683,046	4,853,116
	$4,669,934	$5,824,638

See notes to financial statements

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Income

Years Ended December 31, 2018 and 2017

	2018	*2017*
Revenues		
Commissions	$8,800,707	$10,167,364
Investment Advisory Fees	961,547	937,948
Interest	4,352	1,597
Other revenues	2,133	6,505
Total revenues	9,768,739	11,113,414
Expenses		
Commissions and clearing costs	6,313,705	7,637,055
Investment Advisory expense	740,416	777,372
Compensation and employee benefits	2,079,891	1,348,287
General and administrative	1,083,686	188,860
Marketing	75,172	202,703
Compliance	170,286	234,212
Licensing costs	105,269	121,270
Occupancy	112,952	110,552
Information systems	60,904	56,074
Operations	85,549	26,568
Depreciation and amortization	3,962	3,600
Total expenses	10,831,792	10,706,553
Income before income tax expense	(1,063,053)	406,861
State Income tax expense	1,387	5,183
Federal Income tax expense (benefit)	105,630	215,600
	107,017	220,783
Net income	(1,170,070)	$186,078

See notes to financial statements

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2018 and 2017

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2017	$800,000	$5,038,575	$(1,171,537)
Net income	-	-	186,078
Balance, December 31, 2017	800,000	5,038,575	(985,459)
Net income	-	-	(1,170,070)
Balance, December 31, 2018	$800,000	$5,038,575	$(2,155,529)

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Cash Flows

Years Ended December 31, 2018 and 2017

Supplemental disclosure of Cash Flow Information

	2018	2017
Cash flows from operating activities		
Net income	(1,170,070)	186,078
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation and amortization	3,962	3,600
Deferred income taxes	105,630	215,600
Changes in operating assets and liabilities:		
Commissions Receivables	420,351	(66,539)
Other assets	35,318	8,303
Accounts payable and accrued expenses	(838,135)	27,930
Due from/to parent	853,501	3,187
Net cash provided by operating activities	(589,443)	378,159
Net increase in cash and cash equivalents	(589,443)	378,159
Cash and cash equivalents, beginning of year	5,199,311	4,821,152
Cash and cash equivalents, end of year	4,609,868	5,199,311

Supplemental disclosure of Cash flow Information

Income taxes paid, net of refunds.	31,470	373

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Foresters Equity Services, Inc. ("FESCO") is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). FESCO is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products and insurance services on an agency basis.

Effective November1, 2018, FESCO discontinued accepting new business and began the process of withdrawing their registration with the SEC. FESCO expects operations to fully terminate by April 2019.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Other revenues are generally recognized as services are rendered. Commissions receivable are stated at net realizable value and are of a short term nature.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investment in money market funds.

Concentration of Credit Risk. FESCO maintains cash in bank accounts which exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. FESCO reimburses Foresters for compensation and other costs that Foresters pays on behalf of FESCO in accordance with a Service Agreement. These costs amounted to approximately $2,893,000 in 2018 and $1,322,000 in 2017. For 2018, these cost included legal costs incurred in connection with certain arbitration hearings (see below) and severance costs in connection with discontinuing operations. As of December 31, 2018 and 2017 the balance due to Foresters was $875,875 and $22,374, respectively.

3. CONTINGENCY

Arbitrations. FESCO is the subject of eight FINRA arbitrations claiming damages in the aggregate of roughly $3.4 million (the "Claims"). While FESCO disputes liability under those Claims, which are based on the selling away activity of several former FESCO registered representatives, FESCO and its parent company and sole shareholder, represents and agrees that it will provide resources sufficient to defend the Claims, including funds for the payment of FINRA fees and assessments, attorneys' fees and any awards to claimants, with those resource costs, fees, assessments and awards first applied against the distributed assets received by the IOF. IOF will also oversee the maintenance of FESCO's books and records and provide personnel adequate to respond to inquiries from FINRA or otherwise in connection with the Claims.

Legal Payments. Payments made to FESCO's attorney and FINRA arbitration fees, are included in General and Administrative expense in the amount of $834,897.

4. FIXED ASSETS

	2018	*2017*
Computer equipment and software	$461,438	$461,438
Other equipment	37,177	37,177
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	59,220
	572,620	572,620
Less accumulated depreciation	(572,620)	(568,658)
	$ 0	$ 3,962

5. INCOME TAXES

FESCO recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances have been established when necessary to reduce deferred tax assets to the amounts expected to be realized.

As of December 31, 2018, FESCO had established a valuation allowance equal to the deferred tax assets due to the discontinuance of business. As a result, the deferred tax assets recognized in the prior year were written off. As of December 31, 2017, FESCO

had deferred tax assets of approximately $330,000, primarily related to net operating loss carryforwards of approximately $1,100,000.

Based on management's evaluation of FESCO's deferred tax asset in 2017, FESCO established a valuation allowance of approximately $230,000 at December 31, 2017. As such, deferred tax assets at December 31, 2017 were $105,630.

The company has reviewed its tax position and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2015-2017) or expected to be taken in the company's 2018 tax returns.

The provision (benefit) for income taxes is composed of the following:

	2018	2017
Current:		
United States Federal		
State	1,387	5,183
Total current provision (benefit) for income taxes	1,387	5,183
Deferred:		
United States Federal	105,630	215,600
State	-	-
Total deferred provision (benefit) for income taxes	105,630	215,600
Total provision (benefit) for Income tax :	107,017	220,783

In 2018, the federal deferred tax expense was the write-off of the deferred tax assets previously recognized by FESCO. In 2017, the Federal deferred tax expense recorded was a result of a reduction in the deferred tax assets due to a change in future tax rates signed into law.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2018 and 2017.

7. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2018 was 0.38 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $2,566,435 which was $2,500,642 in excess of the amount required by the SEC.

8. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

9. **SUBSEQUENT EVENTS**

Subsequent events after the statement of financial condition date through the date that the financial statements were available to be issued, February 11, 2019 have been evaluated in the preparation of the financial statements.

*****

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2018

Total stockholder's equity	$3,683,046
Less non-allowable assets	
Cash	1,084,862
Fixed assets	-
Other assets	24,190
Net capital before haircuts on security positions	2,573,994
Less haircuts on security positions	7,559
Net capital	$2,566,435
Total aggregate indebtedness	$ 986,888
Ratio of aggregate indebtedness to net capital	0.38
Minimum net capital required	$ 65,793

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2018.*

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2018; and reconciliation to that calculation is not included herein.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

I, as a member of management of Foresters Equity Services, Inc. (the "Company"), am responsible for complying with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934. Foresters Equity Services, Inc. does not receive or hold customer funds or securities which is the exception that meets the (k) 2ii exemption. I am also responsible for establishing and maintaining effective internal control over compliance with such exemptive provisions. I have performed an evaluation of the Company's compliance with the exemptive provisions from January 1, 2018 through December 31, 2018.

Based on this evaluation, I assert that the Company was in compliance with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2018, and from January 1, 2018 through December 31, 2018.

FORESTERS EQUITY SERVICES, INC.

Laura Malechuk

Laura Malechuk
Vice President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Foresters Equity Services, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Foresters Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Foresters Equity Services, Inc. stated that Foresters Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Foresters Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foresters Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 11, 2019

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Foresters Equity Services, Inc.
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Foresters Equity Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Foresters Equity Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Foresters Equity Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Foresters Equity Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Foresters Equity Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT WELLER & BAKER, LLP

Philadelphia, Pennsylvania
February 11, 2019

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Financial Statements
And
Independent Auditor's Report

December 31, 2018 and 2017